[redacted]

04002676

SECURI[illegible] MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-52369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.C. CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 Jericho Turnpike
(No. and Street)

Syosset (City) New York (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ablamsky 516-921-0055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

90 Merrick Avenue (Address) East Meadow (City) New York (State) 11554 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald P. Casadonte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.C. Capital LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

DONNA D. FARRELL
NOTARY PUBLIC, State of New York
No. 01FA4880676
Qualified in Suffolk County
Commission Expires Dec. 15, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D.C. CAPITAL LLC

Financial Statements
December 31, 2003

D.C. CAPITAL, LLC

Financial Statements
Table of Contents

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
D.C. Capital, LLC

We have audited the accompanying statement of financial condition of D.C. Capital, LLC as of December 31, 2003 and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D.C. Capital, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2004

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

D.C. CAPITAL, LLC

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 189,847
Receivables from Clearing Brokers - including clearing deposit of $251,960	1,284,498
Securities owned - marketable	649,278
Investments	450,000
Equipment, furniture and fixtures - net of accumulated depreciation of $64,992	136,797
Other assets	143,095
	$2,853,515
LIABILITIES AND MEMBERS' CAPITAL	
Payable to Clearing Broker	$ 446,426
Accounts payable, accrued expenses and other liabilities	116,239
Securities sold - not yet purchased - at market value	568,016
Due to trader	150,000
	1,280,681
Members' Capital	1,572,834
	$2,853,515

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 6,860,684
Professional service fees	7,584,861
Realized gain on firm trading investments	184,724
Unrealized (loss) on firm trading investments	(44,677)
Interest and dividends	88,158
Miscellaneous income	92,911
	14,766,661
Expenses	
Clearing and brokerage charges	1,214,533
Salaries - trading	5,310,396
- administration	767,951
Employee payroll taxes and benefits	312,376
Commissions	55,000
Regulatory fees and expenses	33,627
Interest on margin balances	53,614
Occupancy cost - rent, utilities and taxes	124,168
Office, administrative and other operating	590,063
Professional fees	473,005
Consulting fees	573,476
Depreciation	45,152
	9,553,361
Net Income	$ 5,213,300

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Changes in Members' Capital
For the Year Ended December 31, 2003

Balance - January 1, 2003	$ 2,565,286
Distributions to members	(6,205,752)
Net income	5,213,300
Balance - December 31, 2003	$ 1,572,834

See notes to financial statements.

D.C. CAPITAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities	
Net income	$ 5,213,300
Adjustments to reconcile net income to net cash provided by (used for) operating activities:	
Depreciation	45,153
Changes in operating assets and liabilities	
(Increase) decrease in:	
Net receivables and payable to Clearing Brokers	3,563,558
Securities owned	(58,033)
Other assets	(117,638)
Increase (decrease) in:	
Accounts payable, accrued expenses and other liabilities	(804,482)
Securities sold, not yet purchased - market value	(1,039,912)
	6,801,946
Cash Flows from Investing Activities	
Acquisition of equipment, fixtures and improvements	(126,642)
Purchase of investments	(450,000)
	(576,642)
Cash Flows from Financing Activities	
Distributions to members	(6,205,752)
Increase in Cash and Cash Equivalents	19,552
Cash and Cash Equivalents - beginning	170,295
Cash and Cash Equivalents - end	$ 189,847
Supplemental Disclosure	
Cash paid for interest on margin balances	$ 53,614

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

D.C. Capital, LLC (the "Company") was incorporated on November 4, 1999 under the laws of the State of New York as a limited liability company. Under New York State law, each member of the Company has limited personal liability for the Company's debts and obligations.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

The Company's business as a broker/dealer includes executing securities transactions for customers as an introducing broker, principal trading securities on behalf of the firm's own account, and making markets in certain publicly traded security issues. All securities transactions are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also provides investment management and advisory services on behalf of customers and venture capital firms.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC, or whose prices are quoted by the NASDAQ, are recorded as securities transactions occur. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include trades through the end of each month.

d. ***Depreciation*** - Office equipment, furniture and fixtures are stated at cost and are depreciated using the double-declining method over estimated useful lives of 5-7 years.

Continued

e. ***Income Taxes*** - The Company, with the consent of its members, has elected to be taxed as a partnership and, as such, is not subject to federal and state income taxes as all taxable income and losses and relevant deductions flow through to the members individually. The members report for tax purposes, their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. ***Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payable to Clearing Brokers

The clearing and depository operations for the Company's proprietary securities transactions and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

The amounts receivable from Clearing Brokers consist of the following:

	Receivable	*Payable*
Cash held in accounts of Clearing Brokers	$1,021,314	$ -
Fees and commissions receivable	11,224	-
Clearing deposit	251,960	-
Payable to Clearing Brokers	-	446,426
	$1,284,498	$446,426

4 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	*Sold, Not Yet Purchased*
Corporate Stocks	$630,828	$568,016
Options	18,450	-
	$649,278	$568,016

5 - INVESTMENTS

During the year ended December 31, 2003, the Company made investments in business ventures consisting of private placements and an investment in a limited liability company. These investments are valued at fair value as determined by management.

The investments at December 31, 2003 consist of the following:

Seven units of the American United Global Inc. Private Placement - each unit consists of a $50,000 10% secured subordinated convertible promissory note and a warrant to purchase up to 50,000 shares of the American United Global Inc.'s common stock	$350,000
One unit of the Applied DNA Sciences, Inc. Private Placement - each unit consists of a $50,000 10% secured convertible promissory note, warrants to purchase 50,000 shares of Applied DNA Sciences, Inc. at a specified price for five years, and warrants to purchase 10,000 shares of Applied DNA Sciences, Inc. at a specified price for five years	50,000
A 16.7% interest in The D Group, LLC, a New York limited liability company formed to invest in and own 30% of an existing limited liability company which operates a men's professional lacrosse team	50,000
	$450,000

6 - EQUIPMENT, FURNITURE AND FIXTURES

At December 31, 2003, equipment, furniture and fixtures are stated at cost and are summarized as follows:

Equipment	$169,280
Furniture and Fixtures	32,509
	201,789
Less: Accumulated depreciation	64,992
	$136,797

7 - DUE TO TRADER

The Company has received funds from a trader employed by the firm as a good faith deposit to offset any losses incurred by the trader in the firm's proprietary accounts. The deposit is refundable to the trader at the discretion of the firm and does not bear interest.

8 - Pension Costs

The Company matches contributions to the pension accounts of certain qualified employees and the managing members of the Company. The contributions are determined annually by the participants and are based upon the maximum amount of non-elective contributions allowed under current Internal Revenue Service regulations. The Company was not required to make a contribution for the year ended December 31, 2003.

9 - Commitments and Contingencies

The Company has assumed the lease for the office space located in Syosset, New York effective December 2001 from Sound Holdings LLC, an entity owned by the members of the Company. The lease for the office space provides for annual rent increases each year through December 2004, the expiration date.

In addition, the Company is obligated pursuant to an operating lease for office equipment through July 2006.

Net minimum future rental payments pursuant to the above leases as of December 31, 2003 for the next three years and in the aggregate are:

2004	$138,364
2005	2,400
2006	1,200

Rent expense for all leases amounted to $126,805 for the year ended December 31, 2003.

The Company maintains cash balances at financial institutions, subject to FDIC regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2003, the Company's cash balances on deposit exceed the insured limits by $89,933.

10 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. At December 31, 2003, the Company was in compliance with these requirements.

11 - Concentrations

The Company is subject to certain risks due to its dependence on a limited number of clients for the majority of its revenue. For the year ended December 31, 2003, approximately 73.2% of the Company's revenue was derived from one client.

12 - CONTINGENCIES

During the year ended December 31, 2003, an investigation was initiated by the New York State Attorney General's office (the "AG's office") and the United States Securities and Exchange Commission with regard to trading in shares of mutual funds, which trades were allegedly executed on behalf of a client of the Company. As a result, the Company was served with a subpoena by the AG's office requesting certain documents, which the Company has responded to. There have been no claims of violations of federal or state laws, rules or regulations levied against the Company by any regulator. However, if such claims or charges arise in the future, the Company intends to vigorously defend itself. The Company is unable to predict the outcome of these investigations and the extent of any losses that may arise as a result of these investigations.

13 - OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

D.C. CAPITAL, LLC

Supplementary Information - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2003

Computation of Net Capital	
Total Members' Capital Qualified for Net Capital	$ 1,572,834
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Investments	450,000
Equipment, furniture and fixtures - net book value	136,797
Other assets	143,095
	729,892
Net capital before haircuts	842,942
Haircuts on securities:	
Options	9,225
All other securities	140,249
Undue concentration	94,552
Other	55,148
	299,174
Net Capital	$ 543,768
Computation of Basic Net Capital Requirement	
Computation of Aggregate Indebtedness:	
Total liabilities	$ 1,280,681
Exclusions from aggregate indebtedness:	
Payable to clearing broker	446,426
Securities sold, not yet purchased	568,016
Aggregate Indebtedness	$ 266,239
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 17,758
Net Capital Requirement - greater of minimum net capital requirement or $100,000	$ 100,000
Net Capital in Excess of Requirement	$ 443,768
Ratio of Aggregate Indebtedness to Net Capital	.49 to 1.00

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 27, 2004 as filed by the Company.

D.C. CAPITAL, LLC.

Supplementary Information - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2003 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
D.C. Capital, LLC

In planning and performing our audit of the financial statements of D.C. Capital, LLC for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
February 6, 2004